SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company (Issuer))

JOS. A. BANK CLOTHIERS, INC. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer, ESQ.

Senior Vice President – General Counsel

JOS. A. BANK CLOTHIERS, INC.

500 HANOVER PIKE

HAMPSTEAD, MD 21074

(410) 239-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Jeremy D. London, Esq.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640
(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $300.0 million in value of the common stock, par value $0.01 per share of Jos. A. Bank Clothiers, Inc. will be purchased pursuant to the Offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million dollars of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXHIBIT INDEX

EX-99.(A)(1)(A)

EX-99.(A)(1)(B)

EX-99.(A)(1)(C)

EX-99.(A)(1)(D)

EX-99.(A)(1)(E)

EX-99.(A)(1)(F)

EX-99.(A)(1)(G)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Jos. A. Bank Clothiers, Inc., a Delaware corporation, to purchase an aggregate of up to $300.0 million in value of shares of its common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), at a price of $65.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)          The name of the issuer is Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 500 Hanover Pike, Hampstead, Maryland 21074. Its telephone number at that address is (410) 239-2700.

(b)          The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)          The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)          The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. As required by General Instruction C to Schedule TO, the table below names all of the directors and executive officers of the Company. The information set forth in the Offer to Purchase on Schedule I (“Directors and Executive Officers of Jos. A. Bank Clothiers, Inc.”) is incorporated herein by reference. No single person or group of persons controls the Company. The business address and telephone number of each director and executive officer is: c/o Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, Maryland 21074, telephone number (410) 239-2700.

Name	Position
Byron L. Bergren	Director
R. Neal Black	Director, Chief Executive Officer and President
James H. Ferstl	Director
Andrew A. Giordano	Director, Chairman Emeritus, Lead Independent Director and Chairman of the Nominating and Corporate Governance Committee
William E. Herron	Director and Chairman of the Audit Committee
Sidney H. Ritman	Director and Chairman of the Compensation Committee
Robert N. Wildrick	Director, Chairman of the Board and Chairman of the Executive Committee
Robert B. Hensley	Executive Vice President for Human Resources, Real Estate and Loss Prevention
Gary M. Merry	Executive Vice President for Store and Catalog Operations
James W. Thorne	Executive Vice President for Merchandising and Chief Merchandising Officer
David E. Ullman	Executive Vice President and Chief Financial Officer

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ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)          The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)          The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 10 (“Certain Information Concerning the Company”) is incorporated herein by reference.

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ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) and (d) Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Legal Proceedings”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)* Offer to Purchase dated February 19, 2014.

(a)(1)(B)* Letter of Transmittal.

(a)(1)(C)* Notice of Guaranteed Delivery.

(a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)* Press Release, dated February 19, 2014.

(a)(1)(G)* Summary Advertisement.

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(b)	Not Applicable.

(d)(1)	Rights Agreement, dated as of September 6, 2007, including Exhibit B thereto (the form of Right Certificate) (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 6, 2007).

(d)(2)	Amendment No. 1 to Rights Agreement, dated as of January 3, 2014, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to the Company’s Current Report on Form 8-K, dated January 3, 2014).

(d)(3)	Amendment No. 2 to Rights Agreement, dated as of February 13, 2014, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to the Company’s Current Report on Form 8-K, dated February 14, 2014).

(d)(4)	1994 Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 filed May 3, 1994).

(d)(5)	Amendments, dated as of October 6, 1997, to Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).

(d)(6)	Summary of 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(d)(7)	2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).

(d)(8)	Form of stock option agreement under the 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated April 7, 2005).

(d)(9)	Jos. A. Bank Clothiers, Inc. Executive Management Incentive Plan (as amended) (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 18, 2009).

(d)(10)	Amendment to Jos. A. Bank Clothiers, Inc. Executive Management Incentive Plan. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(d)(11)	Jos. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(d)(12)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(d)(13)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between JoS. A. Bank Clothiers, Inc. and R. Neal Black (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(d)(14)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(d)(15)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(d)(16)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(d)(17)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(d)(18)	Membership Interest Purchase Agreement, dated as of February 13, 2014, by and among Everest Topco LLC, Everest Holdings LLC and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated February 14, 2014).

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(d)(19)	Standstill and Stockholder Agreement, dated as of February 13, 2014, by and between the Company and Everest Topco LLC (incorporated by reference to the Company’s Current Report on Form 8-K, dated February 14, 2014).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2014

JOS A. BANK CLOTHIERS, INC..

By:	/s/ Charles D. Frazer
Name: Charles D. Frazer
Title: Senior Vice President – General Counsel

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